                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1997

Commission file number 1-13300


            CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

                            2980 Fairview Park Drive
                                   Suite 1300
                        Falls Church, Virginia 22042-4525




                          -----------------------------

                        CAPITAL ONE FINANCIAL CORPORATION


                            2980 Fairview Park Drive
                                   Suite 1300
                        Falls Church, Virginia 22042-4525

Financial Statements and Exhibits

(a)      Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the "Plan") became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 1997 and 1996.

(b)      Exhibit

         (1)      Consent of Independent Auditors

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                               CAPITAL ONE FINANCIAL
                                               CORPORATION ASSOCIATE
                                               SAVINGS PLAN
                                               --------------------------------
                                               (Name of Plan)




                                               By:   /s/James M. Zinn
                                                  -----------------------------
                                               Name: James M. Zinn
                                                     on behalf of the Benefits
                                                     Committee, as Plan
                                                     Administrator


Dated:  June 23, 1998

                              Financial Statements
                           and Supplemental Schedules

                        Capital One Financial Corporation
                             Associate Savings Plan

                     Years Ended December 31, 1997 and 1996
                       with Report of Independent Auditors

            Capital One Financial Corporation Associate Savings Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years Ended December 31, 1997 and 1996




                                    Contents



Report of Independent Auditors........................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information................2
Statements of Changes in Net Assets Available for Benefits, with Fund Information.....6
Notes to Financial Statements........................................................10


Supplemental Schedules

Schedule of Assets Held for Investment Purposes......................................15
Schedule of Reportable Transactions..................................................16

                         Report of Independent Auditors


Benefits Committee
Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan ("Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                      /s/ERNST & YOUNG LLP




Washington, DC
June 23, 1998

            Capital One Financial Corporation Associate Savings Plan

                 Statement of Net Assets Available for Benefits,
                              with Fund Information

                                December 31, 1997


                                                                -------------------------------------------------------
                                                                                       American          American
                                                                     Capital           Express            Express
                                                                       One              Trust              Trust
                                                                      Pooled            Money             Equity
                                                                     Company            Market             Index
                                                                    Stock Fund         Fund II            Fund II
                                                                -------------------------------------------------------
Assets
Investments, at fair value:
   Units of Capital One Pooled Company Stock Fund                   $21,795,608
   Shares of registered investment companies                                           $10,220,258       $9,181,548
   Participant notes receivable

                                                                -------------------------------------------------------
                  Total investments                                  21,795,608         10,220,258        9,181,548

Receivables:
   Employer's contributions                                             290,641            396,276          201,992
   Participants' contributions                                          107,182             53,562           71,316
   Accrued income                                                                           43,671
                                                                -------------------------------------------------------
                  Total receivables                                     397,823            493,509          273,308

Cash and cash equivalents
                                                                -------------------------------------------------------

                  Total assets                                       22,193,431         10,713,767        9,454,856
                                                                -------------------------------------------------------

Liabilities
Administrative expenses payable
                                                                -------------------------------------------------------

Net assets available for benefits                                   $22,193,431        $10,713,767       $9,454,856
                                                                =======================================================


Fund Information
---------------------------------------------------------------------------------------------------------------------------

      IDS Y             IDS Y          IDS Y
    (American        (American       (American
     Express)         Express)        Express)           AIM             Templeton
     Federal           Mutual          Stock         Constellation        Foreign         Participant
   Income Fund          Fund            Fund             Fund              Fund              Notes          Other          Total
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                        $21,795,608
   $1,641,552         $1,483,047    $5,353,113        $7,944,122         $2,246,183                                      38,069,823
                                                                                           $2,679,032                     2,679,032
------------------------------------------------------------------------------------------------------------------------------------
    1,641,552          1,483,047     5,353,113         7,944,122          2,246,183         2,679,032                    62,544,463


       35,510             62,821       118,103           203,987             88,409                                       1,397,739
       12,054             19,673        40,976            75,635             32,411                                         412,809
                                                                                                                             43,671
------------------------------------------------------------------------------------------------------------------------------------
       47,564             82,494       159,079           279,622            120,820                                       1,854,219

                                                                                                           $  2,542           2,542
------------------------------------------------------------------------------------------------------------------------------------

    1,689,116          1,565,541     5,512,192         8,223,744          2,367,003         2,679,032         2,542      64,401,224
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                             37,641          37,641
------------------------------------------------------------------------------------------------------------------------------------

   $1,689,116         $1,565,541    $5,512,192        $8,223,744         $2,367,003        $2,679,032      $(35,099)    $64,363,583
====================================================================================================================================

               See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

                 Statement of Net Assets Available for Benefits,
                              with Fund Information

                                December 31, 1996




                                                              --------------------------------------------------------------------
                                                                Capital                           American           American
                                                                  One                             Express            Express
                                                                 Pooled           Signet           Trust              Trust
                                                                Company           Stock            Money             Equity
                                                                 Stock            Pooled           Market             Index
                                                                  Fund             Fund            Fund II           Fund II
                                                              --------------------------------------------------------------------
Assets
Investments, at fair value:
   Units of Capital One Pooled Company Stock Fund               $11,444,971
   Units of Signet Stock Pooled Fund                                             $2,612,609
   Shares of registered investment companies                                                       $5,718,747         $4,028,636
   Participant notes receivable
                                                              --------------------------------------------------------------------
                  Total investments                              11,444,971       2,612,609         5,718,747          4,028,636

Receivables:
   Employer's contributions                                         215,017                           373,249            111,063
   Participants' contributions                                       72,485                            41,885             35,858
   Accrued income                                                                                      24,824
                                                              --------------------------------------------------------------------
                  Total receivables                                 287,502                           439,958            146,921

Cash and cash equivalents

                                                              --------------------------------------------------------------------
                  Total assets                                   11,732,473       2,612,609         6,158,705          4,175,557

Liabilities
Administrative expenses payable
                                                              --------------------------------------------------------------------

Net assets available for benefits                               $11,732,473      $2,612,609        $6,158,705         $4,175,557
                                                              ====================================================================



 Fund Information
-----------------------------------------------------------------------------------------------------------------------
     IDS Y             IDS Y            IDS Y
  (American         (American         (American
   Express)          Express)          Express)             AIM           Templeton
    Federal           Mutual            Stock          Constellation       Foreign        Participant
 Income Fund           Fund              Fund              Fund             Fund            Notes           Other         Total
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                        $11,444,971
                                                                                                                          2,612,609
      $829,434        $334,200         $2,874,448         $4,499,932       $792,575                                      19,077,972
                                                                                           $1,877,469                     1,877,469
-----------------------------------------------------------------------------------------------------------------------------------
       829,434         334,200          2,874,448          4,499,932        792,575         1,877,469                    35,013,021


        26,009          27,066             73,258            146,336         39,026                                       1,011,024
         7,754           7,763             22,582             46,682         12,197                                         247,206
                                                                                                                             24,824
------------------------------------------------------------------------------------------------------------------------------------
        33,763          34,829             95,840            193,018         51,223                                       1,283,054

                                                                                                            $  5,485          5,485
------------------------------------------------------------------------------------------------------------------------------------

       863,197         369,029          2,970,288          4,692,950        843,798         1,877,469          5,485     36,301,560
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                              36,749         36,749
------------------------------------------------------------------------------------------------------------------------------------

      $863,197        $369,029         $2,970,288         $4,692,950       $843,798        $1,877,469       $(31,264)    $36,264,811
====================================================================================================================================

               See accompanying notes.

             Capital One Financial Corporation Employee Savings Plan

      Statement of Changes in Net Assets Available for Benefits, with Fund
                                   Information

                          Year Ended December 31, 1997




                                                          ------------------------------------------------------------------------

                                                                Capital                               American         American
                                                                  One                                 Express          Express
                                                                Pooled                                 Trust            Trust
                                                                Company            Signet              Money            Equity
                                                                 Stock             Stock               Market            Index
                                                                  Fund          Pooled Fund           Fund II           Fund II
                                                          ------------------------------------------------------------------------
Additions to net assets attributed to:
 Investment income:
   Net appreciation (depreciation) in
     fair value of investments                                 $ 7,050,683         $1,761,316                          $1,743,505
   Interest                                                          1,208                           $    18,064
   Dividends                                                       112,900             47,206            385,261

                                                          ------------------------------------------------------------------------
                                                                 7,164,791          1,808,522            403,325        1,743,505

 Contributions:
   Employer's                                                    2,288,892                             2,432,529        1,453,419
   Participants'                                                 1,776,664                               921,620        1,357,883
   Rollovers                                                        74,461                               173,568          163,251
                                                          ------------------------------------------------------------------------
                                                                 4,140,017                             3,527,717        2,974,553
                                                          ------------------------------------------------------------------------

                           Total additions                      11,304,808          1,808,522          3,931,042        4,718,058

Deductions from net assets attributed to:
   Benefits paid to participants                                  (811,273)          (162,651)          (769,566)        (319,056)
   Administrative expenses                                                                              (113,560)
                                                          ------------------------------------------------------------------------

                           Total deductions                       (811,273)          (162,651)          (883,126)        (319,056)

Net increase (decrease) prior to interfund transfers            10,493,535          1,645,871          3,047,916        4,399,002
Interfund transfers,  net                                          (32,577)        (4,258,480)         1,507,146          880,297
                                                          ------------------------------------------------------------------------
   Net increase (decrease)                                      10,460,958         (2,612,609)         4,555,062        5,279,299

Net assets available for benefits:
   Beginning of year                                            11,732,473          2,612,609          6,158,705        4,175,557
                                                          ------------------------------------------------------------------------

   End of year                                                 $22,193,431                           $10,713,767       $9,454,856
                                                          ========================================================================



Fund Information
-------------------------------------------------------------------------------------------------------------------
     IDS Y
   (American           IDS Y             IDS Y
    Express)         (American         (American
    Federal           Express)          Express)            AIM            Templeton
    Income             Mutual            Stock         Constellation        Foreign        Participant
     Fund               Fund             Fund              Fund              Fund            Notes        Other           Total
------------------------------------------------------------------------------------------------------------------------------------


    $   19,111      $  (50,070)       $  193,513        $  153,142        $ (188,738)
                                                                                                                        $10,682,462
            17                                                                            $  168,265                        187,554
        68,449         196,734           735,823           562,179           230,571                                      2,339,123
------------------------------------------------------------------------------------------------------------------------------------
        87,577         146,664           929,336           715,321            41,833         168,265                     13,209,139


       268,261         358,384           836,427         1,625,877           574,758                                      9,838,547
       210,747         309,149           703,951         1,528,205           578,575                                      7,386,794
        11,267          64,794           114,858           170,477            70,775                                        843,451
------------------------------------------------------------------------------------------------------------------------------------
       490,275         732,327         1,655,236         3,324,559         1,224,108                                     18,068,792
------------------------------------------------------------------------------------------------------------------------------------

       577,852         878,991         2,584,572         4,039,880         1,265,941         168,265                     31,277,931


       (53,088)        (39,400)         (225,927)         (307,652)          (62,149)       (277,196)                    (3,027,958)
                                                                                                         $(37,641)         (151,201)
------------------------------------------------------------------------------------------------------------------------------------

       (53,088)        (39,400)         (225,927)         (307,652)          (62,149)       (277,196)     (37,641)       (3,179,159)

       524,764         839,591         2,358,645         3,732,228         1,203,792        (108,931)     (37,641)       28,098,772
       301,155         356,921           183,259          (201,434)          319,413         910,494       33,806
------------------------------------------------------------------------------------------------------------------------------------
       825,919       1,196,512         2,541,904         3,530,794         1,523,205         801,563       (3,835)       28,098,772


       863,197         369,029         2,970,288         4,692,950           843,798       1,877,469      (31,264)       36,264,811
------------------------------------------------------------------------------------------------------------------------------------

    $1,689,116      $1,565,541        $5,512,192        $8,223,744        $2,367,003      $2,679,032     $(35,099)      $64,363,583
====================================================================================================================================

               See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year Ended December 31, 1996



                                                            -----------------------------------------------------------------------
                                                                  Capital                            American          American
                                                                    One                              Express           Express
                                                                  Pooled                              Trust             Trust
                                                                  Company             Signet          Money             Equity
                                                                   Stock              Stock           Market            Index
                                                                   Fund            Pooled Fund       Fund II           Fund II
                                                            -----------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
       Net appreciation (depreciation) in
         fair value of investments                               $ 3,147,315         $  651,232                         $  405,569
       Interest                                                       40,372             24,673        $   22,299
       Dividends                                                      69,965             58,329           212,548

                                                            -----------------------------------------------------------------------
                                                                   3,257,652            734,234           234,847          405,569
   Contributions:
       Employer's                                                  1,759,386                            2,075,115          854,296
       Participants'                                               1,378,472                              824,757          812,712
       Rollovers                                                     170,899                               89,028          105,678
                                                            -----------------------------------------------------------------------
                                                                   3,308,757                            2,988,900        1,772,686
                                                            -----------------------------------------------------------------------

                  Total additions                                  6,566,409            734,234         3,223,747        2,178,255

Deductions from net assets attributed to:
   Benefits paid to participants                                    (359,567)          (124,125)         (417,154)        (199,490)
   Administrative expenses                                                                                (83,922)
                                                            -----------------------------------------------------------------------

                  Total deductions                                  (359,567)          (124,125)         (501,076)        (199,490)

Net increase (decrease) prior to interfund transfers               6,206,842            610,109         2,722,671        1,978,765
Interfund transfers,  net                                           (964,120)          (653,057)        3,436,034        2,196,792
                                                            -----------------------------------------------------------------------

   Net increase (decrease)                                         5,242,722            (42,948)        6,158,705        4,175,557


Net assets available for benefits:
   Beginning of year                                               6,489,751          2,655,557
                                                            -----------------------------------------------------------------------

   End of year                                                   $11,732,473         $2,612,609        $6,158,705       $4,175,557
                                                            =======================================================================




 Fund Information
----------------------------------------------------------------------------------------------------------------------

      IDS Y              IDS Y           IDS Y                                                                Virtus
    (American          (American       (American                                             Virtus          Treasury
     Express)           Express)        Express)           AIM            Templeton           Style           Money
     Federal             Mutual          Stock        Constellation        Foreign           Manager          Market
   Income Fund           Fund             Fund             Fund              Fund             Fund             Fund
----------------------------------------------------------------------------------------------------------------------



     $(83,088)         $ (1,937)     $   43,234         $  127,856        $ 34,822      $   (13,008)
        2,283                16              49              1,392              22                       $     8,397
       44,762            27,249         183,260            150,458          28,600
----------------------------------------------------------------------------------------------------------------------
      (36,043)           25,328         226,543            279,706          63,444          (13,008)           8,397

      205,863            97,720         481,757            968,835         138,873
      163,153            81,118         370,321            886,159         123,489
       40,495            43,212         123,541            173,157          47,156
----------------------------------------------------------------------------------------------------------------------
      409,511           222,050         975,619          2,028,151         309,518
----------------------------------------------------------------------------------------------------------------------

      373,468           247,378       1,202,162          2,307,857         372,962          (13,008)           8,397


      (18,723)          (12,234)       (106,350)          (106,058)         (8,908)                           (5,970)

----------------------------------------------------------------------------------------------------------------------

      (18,723)          (12,234)       (106,350)          (106,058)         (8,908)                           (5,970)

      354,745           235,144       1,095,812          2,201,799         364,054          (13,008)           2,427
      508,452           133,885       1,874,476          2,491,151         479,744       (1,609,564)      (3,887,710)
----------------------------------------------------------------------------------------------------------------------

      863,197           369,029       2,970,288          4,692,950         843,798       (1,622,572)      (3,885,283)



                                                                                          1,622,572        3,885,283
----------------------------------------------------------------------------------------------------------------------

     $863,197          $369,029      $2,970,288         $4,692,950        $843,798
======================================================================================================================



----------------------------------------------------------------

     American
     Century-        Vanguard
    Twentieth         Index
     Century          Trust
      Ultra            500          Participant
       Fund         Portfolio          Notes           Other          Total
-------------------------------------------------------------------------------



  $   (76,724)      $   (29,826)                    $      44      $ 4,205,489
                                    $  103,512          5,485          208,500
            6                                           1,659          776,836
-------------------------------------------------------------------------------

      (76,718)          (29,826)       103,512          7,188        5,190,825

                                                                     6,581,845
                                                                     4,640,181
                                                                       793,166
-------------------------------------------------------------------------------
                                                                    12,015,192
-------------------------------------------------------------------------------

      (76,718)          (29,826)       103,512          7,188       17,206,017


                                       (56,975)                     (1,415,554)
                                                      (36,749)        (120,671)
-------------------------------------------------------------------------------

                                       (56,975)       (36,749)      (1,536,225)

      (76,718)          (29,826)        46,537        (29,561)      15,669,792
   (2,071,319)       (2,056,537)       741,577       (619,804)
-------------------------------------------------------------------------------

   (2,148,037)       (2,086,363)       788,114       (649,365)      15,669,792



    2,148,037         2,086,363      1,089,355        618,101       20,595,019
-------------------------------------------------------------------------------

                                    $1,877,469      $ (31,264)     $36,264,811
===============================================================================

               See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

                          Notes to Financial Statements

                                December 31, 1997



Note 1--Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the "Corporation") established and adopted the Capital One Financial Corporation Associate Savings Plan (the "Plan") for the benefit of its eligible associates. The Plan is a continuation of the Signet Banking Corporation ("Signet") Employee Savings Plan for participants who transferred employment from Signet to the Corporation on or within twelve months after the date of distribution of the Corporation's stock to shareholders of Signet on February 28, 1995.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all associates of the Corporation and provides for pension, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute 1% to 15% of pre-tax annual compensation, as defined in the Plan. Such contributions may be pre-tax dollars, or a combination of pre- and after-tax dollars. Participants may also contribute amounts representing distributions from other qualified plans ("rollover contributions"). The Corporation contributes 50% of the first 6% of the participant's annual compensation that a participant contributes to the Plan. Beginning January 1, 1996, the Corporation contributes 3% of participants' eligible salaries, regardless of participation in the Plan. Additional amounts equal to 3% of the participants' eligible salaries for those participants making pre-tax contributions to the Plan at year end may be contributed at the option of the Corporation's Board of Directors.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Corporation's contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant's account. Forfeited balances of terminated participants' nonvested accounts are used to pay administrative expenses of the Plan, to the extent available. Plan expenses in excess of forfeitures, if any, are absorbed by the Corporation. Excess forfeitures, if any, are applied as employer contributions made in advance, and reduce the Corporation's future contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Corporation's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of service.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of eight investment options. Participants may change their investment options at any time. Current investment options, as well as options previously available through the former investment manager, are described below.

         Current Options:

         Capital One Pooled Company Stock Fund (previously Capital One Stock Unitized Investment Fund) - Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Corporation's common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

         American Express Trust Money Market Fund II - Monies are invested primarily in short-term debt securities.

         American Express Trust Equity Index Fund II - Ninety percent of the monies held by this fund are invested in common stock and the balance is invested in S&P 500 stock index futures.

         IDS Y (American Express) Federal Income Fund - Monies are invested in U.S. government agency securities.

         IDS Y (American Express) Mutual Fund - Monies are invested in common stocks and senior securities, such as bonds and preferred stocks.

         IDS Y (American Express) Stock Fund - Monies are invested in large capitalization, blue chip stocks and investment grade bonds.

         AIM Constellation Fund - Monies are invested in the common stock of primarily small and medium-sized companies.

         Templeton Foreign Fund - Monies are invested primarily in the common stock of companies outside the U.S.

         Previous Options:
         ----------------

         Signet Stock Pooled Fund (previously  Signet Stock Unitized  Investment
         Fund) - Monies were invested in a unitized trust fund that invested in shares of Signet's common stock. Prior to December 15, 1997, participants were able to hold this investment; however, additional investment in the Fund was prohibited. On December 15, 1997, this fund was liquidated and the balance was transferred to the American Express Trust Money Market Fund II.

Participant Notes Receivable

     Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. If the participant has invested in the Capital One or Signet Stock pooled funds, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Note 2--Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation and Income Recognition

The Plan's investments are stated at fair value. Units in the Capital One and Signet Stock pooled funds are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 3--Investments

The Plan's investments are held in a trust fund administered by American Express Trust Company. The fair values of the following individual investments represented 5% or more of the Plan's net assets as of December 31, 1997 or 1996:


                                                                      December 31,
                                                              1997                   1996
                                                           -----------------------------------

Capital One Pooled Company Stock Fund                        $21,795,608          $11,444,971
American Express Trust Money Market Fund II                   10,220,258            5,718,747
American Express Trust Equity Index Fund II                    9,181,548            4,028,636
AIM Constellation Fund                                         7,944,122            4,499,932
IDS Y (American Express) Stock Fund                            5,353,113            2,874,448
Participant Notes                                              2,679,032            1,877,469
Signet Stock Pooled Fund                                                            2,612,609


Note 4--Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5--Tax Status

The Internal Revenue Service ruled on April 10, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC)and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Benefits Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.

Note 6-- Transactions with Parties-in-Interest

     Effective January 1, 1996, American Express Trust Company was named trustee of the Plan and investment manager of the Plan assets. During January 1996, investments held by the previous trustee Signet Trust Company, and managed by Virtus Capital Management, Inc., ("Virtus"), were transferred to American Express Trust Company. The market value of the assets attributable to those participant accounts transferred from the Signet Trust Company was $19,223,330. Cash transferred from Signet to American Express Trust Company was invested temporarily in short-term interest-bearing investments until purchases of registered investment companies were made. Interest earned on these investments was allocated pro rata to all funds.

During 1997 and 1996, certain Plan investments included shares of mutual funds managed by American Express. In addition, the Plan had invested $21,795,608 and $11,444,971, at fair value, in the Capital One Pooled Company Stock Fund and $0 and $2,612,609, at fair value, in the Signet Stock Pooled Fund as of December 31, 1997 and 1996, respectively.

                             Supplemental Schedules

            Capital One Financial Corporation Associate Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1997







                                                               Units/                              Fair
                                                               Shares            Cost              value
                                                          --------------------------------------------------

Capital One Pooled Company Stock Fund                           999,936       $13,119,981       $21,795,608

Registered Investment Companies:
    American Express Trust Money Market Fund II              10,220,258        10,220,258        10,220,258
    American Express Trust Equity Index Fund II                 354,746         7,189,974         9,181,548
    IDS Y (American Express) Federal Income Fund                324,674         1,631,783         1,641,552
    IDS Y (American Express) Mutual Fund                        108,031         1,552,091         1,483,047
    IDS Y (American Express) Stock Fund                         219,516         5,054,652         5,353,113
    AIM Constellation Fund                                      301,142         7,601,400         7,944,122
    Templeton Foreign Fund                                      225,748         2,457,867         2,246,183
                                                                             -------------------------------
                                                                               35,708,025        38,069,823

Participant Notes                                             2,679,032         2,679,032         2,679,032
                                                                             -------------------------------

Total                                                                         $51,507,038       $62,544,463
                                                                             ===============================


            Capital One Financial Corporation Associate Savings Plan

                       Schedule of Reportable Transactions

                          Year Ended December 31, 1997



                                                                                Purchase           Selling
                Description of assets                      Units/Share           price              price              Cost
------------------------------------------------------   ----------------     -------------     -------------      -----------


Category (i) - individual transactions in excess of 5 percent of plan assets:
----------------------------------------------------------------------------

American Express Trust Money Market Fund II                  1,944,973          $1,944,973
Signet Stock Pooled Fund                                        44,034                             $2,219,570       $1,370,466


Category (iii) - series of transactions in excess of 5 percent of plan assets:
-----------------------------------------------------------------------------

American Express Trust Money Market Fund II                  9,811,589          $9,811,589
American Express Trust Money Market Fund II                  5,394,090                             $5,394,090       $5,394,090
Capital One Pooled Company Stock Fund                          125,482           4,812,452
American Express Trust Equity Index Fund II                    219,551           5,065,722
IDS Y (American Express) Stock Fund                            118,260           2,948,717
AIM Constellation Fund                                         178,042           4,762,940
Participant Notes                                            1,903,830           1,903,830
Templeton Foreign Fund                                         266,292           2,954,789
Signet Stock Pooled Fund                                        88,613                              4,344,178        2,587,828




 Fair value        Net gain
------------      -----------





$2,219,570         $849,104





$5,394,090






 4,344,178       $1,756,350



All transactions were made on the market.
There were no category (ii) or (iv) reportable transactions during 1997.

                                 EXHIBITS INDEX


Exhibit
Number   Description
------   -----------
  23     Consent of Independent Auditors